[LETTERHEAD OF KATTEN MUCHIN & ZAVIS]




                            October 4, 1996

                                             Writer's Direct Dial Number
                                                          (312) 902-5495

VIA FACSIMILE AND EDGAR FILING

Mr. Steven C. Duvall
Mr. Rico Vicencio
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

      Re:   VisCorp Form 10 -- File No. 0-21225
            -----------------------------------

Dear Messrs. Duvall and Vicencio:

      On behalf of our client, VisCorp, we filed a Form 10 to register certain securities under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 with your office on August 6, 1996. On August 20, 1996, we filed Amendment No. 1 to the previously filed Form 10. On September 12, 1996, your office provided comments to Amendment No. 1 stating that if it is not possible to respond to such comments prior to September 27, 1996, that a request for withdrawal should be submitted prior to October 6, 1996, the effective date of the filing.

      Pursuant to the foregoing, we hereby respectfully request that the Form 10 currently on file with the SEC with respect to VisCorp be withdrawn. Please be advised that we would expect to file an amended Form 10 addressing your comments of September 12, 1996 shortly thereafter. Please contact me or my associate, David Novick (312) 902-5484, should you have any further questions.

                                       Very truly yours,

                                       /s/ SCOTT E. LYONS
                                       ------------------------
                                       Scott E. Lyons


                                       Candidate for Admission
                                       to the Illinois Bar
SEL\254785
cc:   Jerry Greenberg
      Herbert S. Wander
      David T. Novick
      Unah Choi
      Paul F. Oetter